June 21, 2005



Mr. William S. Daugherty
President and Chief Executive Officer
NGAS Resources, Inc.
120 Prosperous Place, Suite 201
Lexington, KY 40509-1844





	Re:	NGAS Resources Inc.
		Form S-3
		Filed May 19, 2005
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 12, 2005
      Response Letter Dated May 6, 2005
		File No. 0-12185

Dear Mr. Daugherty:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page F-2

1. We have reviewed your response to prior comment 3, including the
Statement of Changes in Shareholders` Equity which you plan to include in your amended filing. The dollar amounts of common stock issued for cash in 2003 and 2004 on your new schedule do not agree to the corresponding items on your cash flow statement. Please modify your presentation as necessary to resolve these differences when filing your amendment.

2. Along with the reconciliations of shareholders` equity and net income you have proposed to include in the amended filing, in responding to prior comment 4 and addressing the differences between
Canadian and U.S. GAAP, please also include your representation that there are no differences in the manner of presenting cash flows, if true.

3. Please ensure that you include error correction disclosures in your amended filing to address the changes in operating and financing cash flows that are necessary to correct the presentation of changes in your subscription receivable account, which you agreed to make in response to prior comment 9; and also to address the changes in gross margin that are necessary to reflect all costs of sales in that measure, consistent with your response to prior comment 8.

4. Include an explanatory note in the forepart of your amended filing to identify the key areas of the document that have changed, compared to your original filing for the period, and to briefly explain the primary reasons for the amendment.

Note 1 - Summary of Significant Accounting Policies, page F-5

(d) - Oil and Gas Properties, page F-5

5. We have considered your response to prior comment 10, in which we asked that you disclose information about your accounting for exploratory drilling costs. We note that your proposed disclosure does not address all the items requested in our February 11, 2005 Industry Letter, regarding exploratory drilling costs. If you have not deferred any costs of this sort, please disclose this fact. Otherwise, we reissue prior comment 10.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Gary Newberry at (202) 551-3761 or Karl
Hiller,
Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc:  Mr. Gary Smith

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Mr. William S. Daugherty
NGAS Resources Inc.
June 21, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05